Exhibit 17.1

Letter to Chairman Wang Zhuangyi Regarding My Resignation from the Post of Independent Director of QKL Stores, Inc. and Other Relevant Matters

Dear Mr. Wang,

I appreciate the company’s trust and the opportunity of being an independent director of QKL Stores, Inc. for nearly three years, as well as the support and cooperation from the company’s management and relevant departments in my performance of the duties during the term.

Given that Tsingtao Brewery Co., Ltd. has entered a speedy growth phase and resulted in my heavy workload, I am no longer able to ensure the performance of my duties as an independent director of a U.S.-listed company. Taking this new election of QKL as an opportunity, I hereby inform you that I will no longer assume the post of independent director at QKL. Please kindly cooperate with respect to handling the relevant formalities.

In the meantime, I would like to make some comments and suggestions in connection with the company’s operation and healthy development:

1.	The company’s recent frequent changes of directors, senior management and outside auditor shows that the company’s internal governance mechanism is not stable enough, which would cause certain negative impact on the capital market and raise doubts among investors. The company’s good faith would therefore be affected. In addition, the company’s rapid expansion has led to problems like profit decline and incompatibility of management and control in the company. The management needs to seriously rethink the company’s development strategies and ensure the company’s healthy development.

2.	The misstatements in the financial information filed by the company have directly affected the prompt release of the company’s audited results for the year 2011. I hope that the management would seriously identify the reasons and strengthen the internal control development.

Lastly, I wish the company every success! And I hope it will improve its governance so as to bring better returns to the investors.

/s/ Jin Zhiguo,

Independent Director

April 19, 2012